EXHIBIT (A)(24)

FOR IMMEDIATE RELEASE

                           For Additional Information:
                         Jaime Montero / Lionel Mancilla
                               Investor Relations
                                 (56-2) 634-2329

                                 Robin Weinberg
                               Dewe Rogerson Inc.
                                  212-419-8309
                       E-mail: rweinberg@dewerogerson.com



                      ENDESA - CHILE ANNOUNCES 1998 RESULTS
                      -------------------------------------

(Santiago, Chile, February 24, 1999) -- Empresa Nacional de Electricidad S.A. "ENDESA-Chile" (NYSE: EOC) announced today its financial results for the 1998 fiscal year. These results are prepared in accordance with Chilean GAAP (accounting for inflation and in real constant Chilean Pesos as of December 31, 1998).

The Company's results for the year 1998 include the consolidation of all of Endesa's operational Chilean subsidiaries and the Argentine companies El Chocon and Central Costanera, which includes CBA (Central Buenos Aires), as well as Hidroelectrica de Betania and Emgesa in Colombia, the generating company Cachoeira Dourada in Brazil and for the first time the Peruvian company Edegel.

HIGHLIGHTS FOR THE PERIOD:

o OPERATING INCOME significantly increased by 34.2 % to Ch$ 291,157 million in the year 1998, compared to Ch$ 216,922 million in 1997. This is primarily due to a 132.0 % increase in operating income derived from generating companies abroad, which contributed Ch$ 201,357 million during the year, compared to Ch$ 86,781 million in the same period of 1997. The increase in operating income of foreign investments is due to the improvement of the operations in Argentina and the consolidation of Hidroelectrica de Betania and Emgesa in Colombia, Cachoeira Dourada in Brazil and the consolidation of the Peruvian company Edegel for the first time. In Chile the operating income decreased 31.2 % to Ch$ 89,230 million for the year 1998 compared to 1997.

o NET EARNINGS decreased 63.1 % to Ch$ 45,177 million during 1998, compared to Ch$ 122,446 million in 1997. This is basically a result of a loss in non-operating results due to a Ch$ 23,612 million loss produced by monetary correction, this loss is basically explained by the revaluation of 3.3 % of the US$ Dollar versus the Chilean Peso in the period, compared to a gain of Ch$ 27,260 million in the same period of 1997 and an increase in interest expenses from Ch$ 116,487 million in 1997 compared to Ch$ 163,288 million in 1998. Additionally, minority interest increased Ch$ 53,676 million in 1998 compared to 1997.

o    OPERATING REVENUES increased to Ch$ 811,612 million in 1998, an increase of
     21.4 % compared to 1997. The increase is primarily a result of the consolidation of the revenues of Hidroelectrica de Betania and Emgesa in Colombia, which contributed Ch$ 200,901 million, 59.4 % increase compared to 1997, and Cachoeira Dourada in Brazil, which contributed Ch$ 60,524 million, a 238.0 % increase compared to 1997. Operating revenues of energy sales in Chile, declined by 11.1 % to Ch$ 230,718 million in the year 1998 compared to the same period in 1997. This decrease is primarily due to lower revenues from energy sales as a result of an approximate 3.3 % reduction in average sales price and a 8.2 % decrease in total physical sales due to lower spot sales derived from the extreme drought that has affected Chile during the period, even though contractual sales increased
     4.2 % during 1998. The Argentine subsidiaries, Central Costanera consolidated with CBA contributed Ch$ 180,670 million, reflecting a 4.4% increase and El Chocon contributed Ch$ 43,033 million, reflecting a 16.6 % decrease in the year 1998 compared to 1997. The peruvian company Edegel contributed with Ch$ 61,983 million to the operating revenues in 1998.

o OPERATING EXPENSES increased 13.7 % to Ch$ 482,562 million in 1998, compared to the year 1997. This increase is due to the incorporation of Betania and Emgesa in Colombia that contributed Ch$ 125,668 million compared to Ch$ 110,626 in 1997, and Cachoeira Dourada in Brazil, which contributed Ch$ 22,173 million in 1998, compared to Ch$ 14,890 in 1997. In Argentina, Costanera contributed Ch$ 121,889 million compared to Ch$ 117,716 million in 1997 and El Chocon contributed Ch$ 29,157 million compared to Ch$ 38,009 million in 1997. In Peru the recent consolidation of Edegel contributed Ch$ 25,265 million in 1998. Operating expenses in Chile increased by 10.7 % to Ch$ 158,410 million in 1998 mainly due to higher energy purchases in the second half of 1998 compared to 1997.


o ADMINISTRATIVE AND SELLING EXPENSES increased 37.7 % to Ch$ 37,892 million in 1998, compared to 1997. This is primarily due to the consolidation of

     Emgesa in Colombia, Cachoeira Dourada in Brazil and the recent consolidation of Edegel in Peru. Nevertheless, administrative and selling expenses in Chile have decreased in 2.6% during the period.

o NON-OPERATING RESULTS for the period declined to a loss of Ch$ 172,551 million, compared to a loss of Ch$ 69,960 million in 1997. This loss is primarily explained by a monetary correction loss of Ch$ 23,612 in 1998 compared to a gain of Ch$ 27,260 in 1997 and an increase in interest expenses from Ch$ 116,487 million in 1997 compared to Ch$ 163,288 in 1998, primarily derived from the consolidation of Cachoeira Dourada in Brazil and Emgesa in Colombia as well as an increase in the outstanding debt of Endesa
     - Chile.

o It is important to mention that in Chile during 1998 occurred the most serious drought of which the country has statistical records, even drier to the drought of the year 1968/1969, the driest year known. The impact in the electric sector has been significant and the company have extreme their measures to avoid a bigger deterioration in the electricity supply during the second half of 1998 and the first months of the year 1999.

o In order to palliate the effects of the drought Endesa put in advance the start-up of the 370 MW combined cycle thermoelectric power plant San Isidro since August 1998 and the installation of 4 gas turbines in San Isidro, with a total installed capacity of 155 MW, being expected to enter in operations in staggered form since January 1999.

o Additionally, the company is transferring a gas turbine of 73,8 MW from Mejillones in the SING to Itahue in the SIC and installing gas-fired turbines in Charrua with a total capacity of 310 MW. It is also studying an additional installation of 50 MW in the south of Chile. All the above-mentioned represents an increment of 588 MW in the installed capacity of ENDESA, what together with the transmission line Polpaico-San Isidro constitutes investments of approximately US-$ 200 millions, that assure the electric supply in the SIC in the short and medium term.

o ENDESA-Chile continues with its investment plan in the domestic energy sector, which calls for the simultaneous investment in generation projects in different regions in the country. In the international sector ENDESA-Chile will continue its expansion studying its participation in bids of generating companies, particularly in Brazil, Mexico and other Latin American countries. Ultimately, The Company's objective is to be an important and efficient company in the electric generation sector in Latin America, looking to maximize and increase its economic value and return on its investments in a highly competitive market.

                            ENERGY SALES INFORMATION
                                   1997 / 1998
                                (FIGURES IN GWH)

                                     ---------------------------------------
                                            1998               1997
                                     ---------------------------------------

----------------------------------------------------------------------------
Endesa -Chile                                     14,161             15,419
Chocon - Argentina                                 3,226              3,995
Costanera -  Argentina                             8,528              8,811
CBA - Argentina                                    2,330              2,056
Edegel - Peru                                      3,279              3,255
Betania - Colombia                                 2,617              3,101
Emgesa - Colombia                                 12,256          (1) 1,938
Cachoeira - Brazil                                 3,894          (2) 1,160
----------------------------------------------------------------------------

Since October, 1997.  (2) Since September, 1997





REMINDER: ENDESA-Chile will be conducting a conference call to review its results for the year 1998 on Wednesday March 3, 1999, at 10:00 a.m. New York time, (12:00 noon Chilean Time). If you would like to participate, the dial in number is (719) 457- 2625. If you have any questions please contact Robin Weinberg or Victoria Parra of Dewe Rogerson at (212) 419-8309.


ENDESA-Chile (NYSE : EOC), which listed its American Depositary Shares on the New York Stock Exchange in July 1994, is Chile's largest electricity generation and transmission company. The Company and its subsidiaries own and operate 21 generation facilities in Chile, accounting for approximately 45.0 % of Chile's total installed capacity. As of December 1998, approximately 76% of the Company's installed capacity are hydroelectric, with the remainder being thermoelectric. ENDESA also participates in the Argentine electricity sector through the thermoelectric company Central Costanera S.A. and CBA, and the hydroelectric company Hidroelectrica El Chocon S.A., accounting for approximately 19.0 % of Argentina's total installed capacity. Additionally, ENDESA participates in the Peruvian electricity sector through the company Edegel, accounting for approximately 20.0 % of Peru's total installed capacity. ENDESA also participates in Colombia through the hydroelectric company Central Hidroelectrica de Betania and Emgesa, accounting for approximately 26.0 % of the Colombian total installed capacity. Since September 1997, the Company participated in the Brazilian electricity sector through the hydroelectric company Cachoeira Dourada, accounting for approximately 1.1 % of the Brazilian installed capacity.



                                 -Table follows-

--------------------------------------------------------------------------------
                                  1998 RESULTS
                                  ENDESA-Chile
      ( million of Chilean pesos as of december 31, 1998 ) (1US$=Ch$472.41)
--------------------------------------------------------------------------------

                                                                                    ACCUMULATED
                                                                             1998            1997             1998/1997
---------------------------------------------------------------------------------------  --------------   -------------------
Consolidated Income Statement                                                                                    (%)
------------------------------------------------------------------------
                                                                        -----------------------------------------------------
Operating revenues                                                             811,612         668,803                 21.4%
Operating expenses                                                            (482,562)       (424,361)                13.7%
Operating margin                                                               329,050         244,442                 34.6%
Administrative and selling expenses                                            (37,892)        (27,520)                37.7%
-------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                               291,157         216,922                 34.2%
-----------------------------------------------------------------------------------------------------------------------------
Interest income                                                                 26,515          17,625                 50.4%
Income of non-consolidated affiliates                                              300          13,896                -97.8%
Other non-operating income                                                      13,088          13,314                 -1.7%
Interest expense                                                              (163,288)       (116,487)                40.2%
Other non-operating expenses                                                   (25,554)        (25,567)                -0.1%
Price-level restatement                                                        (23,612)         27,260               -186.6%
                                                                        -------------------------------
NON-OPERATING RESULTS                                                         (172,551)        (69,960)               146.6%
-----------------------------------------------------------------------------------------------------------------------------

                                                                        -----------------------------------------------------
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST                               118,606         146,962                -19.3%

Income taxes                                                                   (26,200)        (24,172)                 8.4%
Minority interest                                                              (75,437)        (21,761)               246.7%
Goodwill amortization                                                           28,207          21,417                 31.7%
-------------------------------------------------------------------------------------------------------
NET INCOME                                                                      45,177         122,446                -63.1%
-----------------------------------------------------------------------------------------------------------------------------

              -----------------------------------------------------------------------------------------
              CONSOLIDATED BALANCE SHEET                                     1998            1997
              ----------------------------------------------------------

              -----------------------------------------------------------------------------------------
              Current assets                                                   405,996         291,348
              Property, plant and equipment                                  4,451,854       3,762,584
              Other assets                                                     392,007         421,072
                                                                        ---------------  --------------
              TOTAL ASSETS                                                   5,249,856       4,475,004
              -----------------------------------------------------------------------------------------

              -----------------------------------------------------------------------------------------
              Current liabilities                                              381,381         197,475
              Long-term liabilities                                          2,334,004       2,015,785
              Minority interest                                              1,241,123         976,201
              Shareholders' Equity                                           1,293,348       1,285,542
                                                                        ---------------  --------------
              TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     5,249,856       4,475,004
              -----------------------------------------------------------------------------------------

              -----------------------------------------------------------------------------------------
              FINANCIAL INFORMATION
              ----------------------------------------------------------

              EBITDA                                                           481,194         366,266
              Depreciation                                                     155,774         115,922
              Amortization                                                       7,748           7,454
              Consolidated Financial Debt
                                           Short Term                          251,751          94,909
                                            Long Term                        2,247,343       1,988,794
              -----------------------------------------------------------------------------------------

                                 Page 26 of 26